
SEC MAIL PROCESSING SECTION
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APR 0 2 2007
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209

SECURISION

07007322

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SEC FILE NUMBER
8- 65551

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JUNIPER CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Goodman — 212-509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CORNICK, GARBER & SANDLER, LLP
(Name - if *individual, state last, first, middle name*)

825 THIRD AVENUE	New York	NY	10022
(Address)	(city)	(State)	(Zip Code)

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/12

OATH OR AFFIRMATION

I, Carl Goodman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JUNIPER CAPITAL GROUP, LLC, as of DECEMBER 31 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Carl Goodman
Signature

Financial and Operations Principal
Title

Linda S. Grimm
Notary Public

Linda S. Grimm
Notary Public, State of New York
No. 01GR5046601
Qualified in Orange County
Commission Expires July 17, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORNICK, GARBER & SANDLER, LLP

Certified Public Accountants

JUNIPER CAPITAL GROUP, LLC

FINANCIAL REPORT

AND

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2006

Cornick, Garber & Sandler, LLP
Certified Public Accountants

JUNIPER CAPITAL GROUP, LLC

FINANCIAL REPORT

DECEMBER 31, 2006

INDEX

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

Independent Auditors' Report

To the Members of
Juniper Capital Group, LLC

We have audited the accompanying statement of financial condition of JUNIPER CAPITAL GROUP, LLC as at December 31, 2006 and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Juniper Capital Group, LLC as at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 28, 2007

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

JUNIPER CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2006

ASSETS	
Cash	$ 171,271
Accounts receivable	35,000
Prepaid expenses	6,040
TOTAL	$ 212,311
LIABILITIES	
Accounts payable and accrued expenses	$ 79,102
MEMBER'S EQUITY	
Member's equity	133,209
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 212,311

The notes to financial statements are made a part hereof.

JUNIPER CAPITAL GROUP, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

Net revenues		$ 1,491,203
Expenses:		
Consulting	$ 1,288,935	
Professional fees	71,123	
Dues and fees	20,989	
Management fees	30,000	
Advertising and marketing	11,478	
Office	10,651	
Travel	6,849	
Medical insurance	2,119	
Telephone	3,663	
Bank charges and interest	760	
		1,446,567
NET INCOME		$ 44,636

The notes to financial statements are made a part hereof.

JUNIPER CAPITAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Total Member's Equity
Balance - January 1, 2006	$ 110,201
Distributions to member	(21,628)
Net income	44,636
Balance - December 31, 2006	$ 133,209

The notes to financial statements are made a part hereof.

JUNIPER CAPITAL GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

INCREASE (DECREASE) IN CASH	
Cash flows from operating activities:	
Net income	$ 44,636
Adjustments to reconcile results of operations to net cash effect of operating activities:	
Accounts receivable	(23,651)
Prepaid expenses	(2,085)
Accrued expenses	19,082
Net adjustments	**(6,654)**
Net cash provided by operating activities	**37,982**
Cash flows from financing activities:	
Distributions to member	(21,628)
NET INCREASE IN CASH	**16,354**
Cash - January 1, 2006	154,917
CASH - DECEMBER 31, 2006	**$ 171,271**

The notes to financial statements are made a part hereof.

JUNIPER CAPITAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2006

NOTE A - Organization

Juniper Capital Group, LLC (the "Company"), a wholly owned entity of the Juniper Group, LLC (the "Parent") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer of securities and is a member of the National Association of Securities Dealers ("NASD"). The Company derives its revenue from the private placement of securities and the provision of consulting services.

Revenue from consulting services is recognized as services are performed.

Revenue from private placements is recognized when the transaction is finalized.

NOTE B - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated in the same manner as a partnership under the applicable provisions of the income tax laws. The Company is a single member limited liability company; accordingly, no income taxes are incurred by the Company as earnings and losses flow directly to the parent.

NOTE C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2006, the Company had net capital of approximately $92,000, which was approximately $87,000 in excess of the net required minimum capital of $5,000. Under certain circumstances, withdrawals of capitals may be restricted.

(Continued)

JUNIPER CAPITAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2006
-2-

NOTE D - Fee Income

Two funds accounted for 40% of income in 2006, with the largest fund accounting for 22% of the total.

NOTE E - Exemption from SEC Rule 15c 3-3

The Company is exempt from SEC Rule 15c 3-3 under subparagraph (K)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE F - Related Party Transactions

The Company paid management fees of $30,000 to its parent company for the year ended December 31, 2006. The Company paid consultant's fees of $259,557 to the managing member of the parent Company.

NOTE G - Concentration of Credit Risk

The Company maintains cash balances at a large money center bank. At December 31, 2006, cash balances of approximately $170,000 were on deposit; these deposits are insured to a maximum of $100,000 by the Federal Deposit Insurance Corporation.

SUPPLEMENTARY SCHEDULE

SCHEDULE 1

JUNIPER CAPITAL GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2006

Net Capital:		
Total member's equity before nonallowable assets		$ 133,209
Less: Accounts receivable	$ 35,000	
Prepaid expenses	6,040	41,040
Net capital		92,169
Minimum net capital required		5,000
Excess net capital		**$ 87,169**
Capital Ratio:		
Aggregate indebtedness to net capital		**0.86 to 1**
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2006)		
Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	**$ 122,231**	
Adjustments to record additional revenues receivable and expenses payable	**(30,062)**	
Balance - December 31, 2006	**$ 92,169**	

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

To the Members of
Juniper Capital Group, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Juniper Capital Group, LLC (the Company) for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

To the Members of
Juniper Capital Group, LLC

Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 28, 2007

END